Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Atlas Technical Consultants, Inc. (formerly Boxwood Merger Corp.) (the “Company”) on Form S-8, of our report dated March 16, 2020, with respect to our audits of the consolidated financial statements of Atlas Technical Consultants, Inc. (formerly Boxwood Merger Corp.) as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019 appearing in the Annual Report on Form 10-K of Atlas Technical Consultants, Inc. (formerly Boxwood Merger Corp.) for the year ended December 31, 2019. We were dismissed as auditors on April 17, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

April 17, 2020